SHARE EXCHANGE PLAN BETWEEN

                                   I G E, INC.

                                       AND

                               LIFE PARTNERS, INC.

In accordance with Art. 5.02 of the Texas Business Corporation Act, this document sets forth the plan of exchange between I.G.E., Inc., a Massachusetts Corporation, and Life Partners, Inc., a Texas Corporation. This plan has been approved by and is recommended for the approval of the shareholders of both corporations by the boards of directors of both of the aforementioned companies.

1. The name of the corporation whose shares will be acquired will be Life Partners, Inc. (hereafter referred to as "LPI"). This company is the oldest and largest viatical settlement company in the world with over eight years of operating experience and is domiciled and duly licensed in the State of Texas.

2. The name of the acquiring corporation is I.G.E., Inc. (hereafter referred to as "IGE"). This company is a publicly traded shell corporation with no current operations.

3.       The terms of the exchange are as follows:

         a. Upon the approval of at least two-thirds (2/3) of the shareholders of each company, IGE will transfer to the shareholders of LPI 9,500,000 treasury shares of IGE common stock. The 500,000 outstanding shares of IGE common stock will remain in the hands of its current shareholders.

         b. In consideration for the issuance of the 9,500,000 shares of IGE common stock to the shareholders of LPI, the shareholders of LPI shall transfer 100% of the common stock in LPI to IGE thereby making LPI a wholly owned operating subsidiary of IGE.

         c. Immediately following the above-described share exchange and upon the ratification by a majority of the shareholders of each company, all of the current officers and directors of IGE shall resign their positions and the persons elected by the board of directors of IGE to replace the current officers and directors shall assume their duties. The number of directors of IGE shall be changed to five.


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         d.       All of  IGE's  corporate  records and its  principal  place of business shall be relocated to 6614 Sanger Ave., Waco, Texas 76712.

     At any time prior to the actual transfer of shares described above, the foregoing plan of exchange may be abandoned by a majority vote of the board of directors of either LPI or IGE.

     Dated:               January 18, 2000

     I.G.E., Inc.                  By: /s/ Bob Royal, President

     Life Partners, Inc.           By: /s/ Brian D. Pardo, President